MAUI GENERAL STORE, INC.
                                P.O. Box 297
                             Hana, Maui, HI 96713
                                808-248-8787

January 12, 2005

Robert Burnett
Staff Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:  Maui General Store, Inc.
     Item 4.01 Form 8-K filed November 19, 2004
     File No. 50441

Dear Mr. Burnett:

     We are today filing via EDGAR Amendment No. 1 to the Form 8-K identified above. The Amendment responds to the comments contained in the Staff's comment letter dated January 6, 2005.

     In connection with our response to the Staff's comments, Maui General Store, Inc. hereby acknowledges that:

     * Maui General Store, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;
     * Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     * Maui General Store, Inc. may not assert its amendment of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 Yours,

                                                 /s/ Richard Miller
                                                 --------------------------
                                                 Richard Miller, President